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                           May 18, 2021

       Gregory Bankston
       Manager
       UC Asset LP
       2299 Perimeter Park Drive, Suite 120
       Atlanta, Georgia 30341

                                                        Re: UC Asset LP
                                                            Amendment No. 4 to
Registration Statement on Form 10-12G
                                                            Filed April 29,
2021
                                                            File No. 000-56203

       Dear Mr. Bankston:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

       Amendment No. 4 to Registration Statement on Form 10-12G filed April 29, 2021

       Note 4 - Fair Value of Financial Instruments, page F-9

   1. We note your response to comment 2 and the related revisions to your disclosure. Please address the following
with respect to your response:
                                                            In a previous
response, you stated that your 100% owned subsidiaries are not consolidated in
accordance with ASC 946-810-45-2 as the subsidiaries were not investment
companies. Given your revised conclusion that these subsidiaries are investment
companies, please explain to us why they have not been consolidated.
                                                            Please provide us
with your analysis explaining how you arrived at the conclusion that your
subsidiaries meet the investment company criteria in accordance with ASC
                                                            946. In particular,
given your disclosure on page 2 that your subsidiaries are
                                                            involved in the
acquisition, development/renovation, rental and sale of real estate properties, explain
to use how you concluded the subsidiaries do not perform
                                                            substantive
non-investment company activities.
 Gregory Bankston
UC Asset LP
May 18, 2021
Page 2
             In your response you indicate that your subsidiaries are single investor investment companies in accordance with ASC 946-10-55-18. Please confirm for us that these entities have been formed to support the interests of the wider group of investors in
           UC Asset LP. If that is the case, tell us whether you believe the activities of these subsidiaries should be attributed to UC Asset LP.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact William Demarest at 202-551-3432 or Robert Telewicz at 202-551-
3438 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Pam Howell at 202-551-3357
with any other questions.



                                                            Sincerely,
FirstName LastNameGregory Bankston
                                                            Division of
Corporation Finance
Comapany NameUC Asset LP
                                                            Office of Real
Estate & Construction
May 18, 2021 Page 2
cc:       Richard W. Jones
FirstName LastName